UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 2, 2012

Commission File Number : 000-30354

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower I, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☑  Form 20-F             ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☑  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K the Company’s notice of an extraordinary general meeting of the Company to be held on May 2, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Lai Ni Quiaque

Name: Lai Ni Quiaque Title: Executive Director, Chief Financial Officer and Company Secretary

Dated: May 2, 2012

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 1137)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of City Telecom (H.K.) Limited (“Company”) will be held at The Ballroom Three, 18th Floor, The Mira Hong Kong, 118 Nathan Road, Tsim Sha Tsui, Kowloon, Hong Kong on 25 May 2012 at 12:00 noon (“EGM”) for the purpose of considering and, if thought fit, passing with or without modification, the following resolution as an ordinary resolution of the Company:

ORDINARY RESOLUTION

“THAT:

(a)	the sale and purchase agreement (the “Telecom Group Agreement”) entered into between the Company as vendor and Metropolitan Light Company Limited as purchaser (a copy of which has been produced to the EGM marked “A” and initialed by the chairman of the EGM for the purpose of identification) in relation to, amongst other things, the disposal of Telecom Group (as defined in the Company’s circular dated 2 May 2012) and the transactions contemplated under the Telecom Group Agreement (including the Reorganisation (as defined in the Company’s circular dated 2 May 2012)) be and are hereby approved and adopted; and the entering into of the Telecom Group Agreement by the Company and the execution thereof be and are hereby approved, confirmed and ratified;

(b)	the equity transfer agreement (the “Guangzhou Agreement”) entered into between the Company as vendor and Metropolitan Light (HK) Company Limited as purchaser (a copy of which has been produced to the EGM marked “B” and initialed by the chairman of the EGM for the purpose of identification) in relation to, amongst other things, the disposal of the entire equity interest in CTI Guangzhou (as defined in the Company’s circular dated 2 May 2012) and the transactions contemplated under the Guangzhou Agreement be and are hereby approved and adopted; and the entering into of the Guangzhou Agreement by the Company and the execution thereof be and are hereby approved, confirmed and ratified;

(c)	the amendment of the vesting period of 9,526,128 share options held by the Excluded Directors (as defined in the Company’s circular dated 2 May 2012) such that those share options will become vested and exercisable upon the Completion (as defined in the Company’s circular dated 2 May 2012) be and is hereby approved and confirmed; and

(d)	all acts done and things executed and all such documents or deeds entered into in connection with or to give effect to the Telecom Group Agreement, the Guangzhou Agreement, the Reorganisation, and the amendment of the vesting period of share options be and are hereby ratified, confirmed and approved, and the board of directors of the Company (“Board”) be and is hereby authorised to do all such acts and things and execute all such documents or deeds and to take all such steps as it considers necessary, desirable or expedient in connection with or to give effect to the Telecom Group Agreement, the Guangzhou Agreement, the Reorganisation, and the amendment of the vesting period of share options and to implement the transactions contemplated thereunder and to agree to such variations amendments or waivers of matters relating thereto as are, in the opinion of the Board, necessary or desirable.”

By Order of the Board City Telecom (H.K.) Limited Wong Wai Kay, Ricky Chairman

2 May 2012

Registered Office:

Level 39

Tower 1, Metroplaza

223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

Notes:

1.	Every member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.

2.	Where there are joint registered holders of any shares of the Company, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto; but if more than one of such joint persons be present at the meeting personally or by proxy, then one of the said persons so present whose name stands first on the register of members in respect of such shares of the Company shall alone be entitled to vote in respect thereof.

3.	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarised copy thereof must be delivered to the Company’s share registrar (the “Share Registrar”), Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof.

4.	For the purpose of ascertaining shareholders’ rights of attending and voting at the meeting, the register of members of the Company will be closed from 23 May 2012 to 25 May 2012, both days inclusive, during which period no transfer of shares shall be effected. In order to be entitled to attend and vote at the meeting, all transfers accompanied by the relevant share certificates must be lodged with the Share Registrar, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not later than 4:30 p.m. on 22 May 2012.

5.	As at the date of this notice, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Mr. Yeung Chu Kwong, William (Chief Executive Officer), Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director is Dr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.